

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Donald Wayne
General Counsel
Quanta Services, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056

> **Re: Quanta Services, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 14, 2022**
> **File No. 001-13831**

Dear Donald Wayne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ryan Maierson